---------------------------------
                                                        OMB APPROVAL
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                                               hours per response........14.90
                                              ---------------------------------


                                  SCHEDULE 13D



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                          Miravant Medical Technologies
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    69329P103
         --------------------------------------------------------------
                                 (CUSIP Number)

                               Richard T. Collier
                              Senior Vice President
                               and General Counsel
                            Pharmacia & Upjohn, Inc.
                               100 Route 206 North
                            Peapack, New Jersey 07977
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 13, 1999
        -----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                                 SEC 1746(12-91)

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP NO. 69329P103                                        PAGE 2 OF 28 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

                     Pharmacia & Upjohn Treasury Services AB
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a)  [  ]
                                                                       (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                       WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                            [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Sweden
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                                       240,000
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                                          -0-
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                                         240,000
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                                                    -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     240,000
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                            [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      1.3%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

                                       CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP NO. 69329P103                                        PAGE 3 OF 28 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

                           Pharmacia & Upjohn Company
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a)  [  ]
                                                                       (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                       WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                            [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                                       125,001
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                                          -0-
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                                         125,001
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                                                    -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     125,001
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                            [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0.7%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

                                       CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP NO. 69329P103                                        PAGE 4 OF 28 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

                            Pharmacia & Upjohn S.p.A.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a)  [  ]
                                                                       (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                       WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                            [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                      Italy
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                                      1,736,533
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                                          -0-
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                                        1,736,533
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                                                    -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,736,533
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                            [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      9.5%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

                                       CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP NO. 69329P103                                        PAGE 5 OF 28 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITITES ONLY).

                              Pharmacia & Upjohn AB
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a)  [  ]
                                                                       (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                       AF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                            [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Sweden
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                                      1,976,533
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                                          -0-
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                                        1,976,533
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                                                    -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,976,533
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                            [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      10.8%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

                                       CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP NO. 69329P103                                        PAGE 6 OF 28 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

                        Pharmacia & Upjohn Holdings B.V.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a)  [  ]
                                                                       (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                       AF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                            [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                   Netherlands
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                                      1,976,533
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                                          -0-
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                                        1,976,533
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                                                    -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,976,533
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                            [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     10.8%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

                                       OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP NO. 69329P103                                        PAGE 7 OF 28 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

                            Pharmacia & Upjohn, Inc.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a)  [  ]
                                                                       (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                       AF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                            [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                                      2,101,534
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                                          -0-
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                                        2,101,534
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                                                    -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    2,101,534
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                            [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      11.5%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

                                       CO, HC
--------------------------------------------------------------------------------

CUSIP Number: 69329P103                                             Page 8 of 28



         Pharmacia & Upjohn AB (formerly Pharmacia AB), a Swedish corporation ("P&U AB"), Pharmacia & Upjohn S.p.A. (formerly Pharmacia S.p.A.), an Italian corporation ("P&U S.p.A."), Pharmacia & Upjohn Company, a Delaware corporation ("P&U Co."), Pharmacia & Upjohn Holdings BV, a "check the box" entity incorporated in the Netherlands ("P&U BV") and Pharmacia & Upjohn, Inc. ("P&U Inc.", and together with P&U AB, P&U S.p.A., P&U Co. and P&U BV, the "Original Reporting Persons") and Pharmacia & Upjohn Treasury Services AB, a Swedish corporation ("P&U Treasury", and together with the Original Reporting Persons the "Reporting Persons") hereby amend the report on Schedule 13D (the "Original
Schedule 13D") filed by the Original Reporting Persons on March 1, 1999 with respect to shares of Common Stock, par value $.01 per share (the "Shares"), of Miravant Medical Technologies (formerly PDT, Inc.), a Delaware corporation ("Miravant"), beneficially owned by them. Capitalized terms used but not defined herein shall have the meaning attributed to such terms in the Original Schedule 13D.


ITEM 1.  SECURITY AND ISSUER

         Item 1 of the Original Schedule 13D is amended in its entirety as follows:

         The class of equity securities to which this statement relates is the Shares. The principal executive office of Miravant is located at 336 Bollay Drive, Santa Barbara, California 93117.


ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 of the Original Schedule 13D is amended in its entirety as follows:

         This statement is being filed by P&U Treasury, P&U AB, P&U S.p.A., P&U Co., P&U BV and P&U Inc.

         The principal business address of P&U S.p.A. is Pharmacia & Upjohn S.p.A., via Robert Koch 1.2, 75017 Milan, Italy. The principal business address of P&U AB and P&U Treasury is Pharmacia & Upjohn AB, S-171 97 Stockholm, Sweden. The principal business address of P&U BV is Pharmacia & Upjohn Holdings B.V., Houttuinlaan 4, NL - 3447 GM Woerden, The Netherlands. The principal business address of P&U Inc. and P&U

CUSIP Number: 69329P103                                             Page 9 of 28



Co. is Pharmacia & Upjohn, Inc., 100 Route 206 North, Peapack,
New Jersey 07977.

         P&U Treasury, a Swedish corporation, and P&U S.p.A., an Italian corporation, are each subsidiaries of P&U AB, a Swedish corporation, which, in turn, is a wholly owned subsidiary of P&U BV, a "check the box" entity incorporated in the Netherlands. P&U BV and P&U Co. are wholly owned subsidiaries of P&U Inc., a Delaware corporation. P&U Co., a Delaware corporation, is the successor in interest to Pharmacia, Inc., a Minnesota corporation and a former wholly owned subsidiary of P&U AB. The principal business of each of the Reporting Persons is the development, production, marketing and sale of pharmaceutical products.

         The name, residence or business address, present principal occupation or employment, and the citizenship of each director and executive officer of (i) P&U S.p.A. is set forth in Schedule I hereto and incorporated herein by reference, (ii) P&U Co. is set forth in Schedule II hereto and incorporated herein by reference, (iii) P&U Inc. is set forth in Schedule III hereto and incorporated herein by reference and (iv) P&U Treasury is set forth in Schedule IV hereto and incorporated herein by reference.

         None of the Reporting Persons, or to the best knowledge and belief of the Reporting Persons, any of the individuals listed in Schedule I, II, III or IV has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         This Item 2 is qualified in its entirety by reference to Schedules I, II, III and IV which are incorporated herein by reference.

CUSIP Number: 69329P103                                            Page 10 of 28



ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 of the Original Schedule 13D is amended to include the following:

         On June 9, 1999, pursuant to the terms of the Credit Agreement, Miravant borrowed $7,500,000 from P&U Treasury, which was paid to Miravant by P&U Treasury with funds from its working capital. Pursuant to the terms of the Credit Agreement, Miravant issued to P&U Treasury a warrant for 120,000 Shares at an exercise price of $11.87 per Share and expiring June 9, 2004, which represented a price equal to 140% of the average closing bid prices of the Common Stock for the ten trading days immediately preceding May 10, 1999. The form of warrant certificate issued to P&U Treasury is attached to the Warrant Agreement as Exhibit A.

         On December 13, 1999, pursuant to the terms of the Credit Agreement, Miravant borrowed $7,500,000 from P&U Treasury, which was paid to Miravant by P&U Treasury with funds from its working capital. Pursuant to the terms of the Credit Agreement, Miravant issued to P&U Treasury a warrant for 120,000 Shares at an exercise price of $14.8313 per Share and expiring December 13, 2004, which represented a price equal to 140% of the average closing bid prices of the Common Stock for the ten trading days immediately preceding November 12, 1999. The form of warrant certificate issued to P&U Treasury is attached to the Warrant Agreement as Exhibit A.

         None of the persons listed on Schedule I, II, III or IV has contributed any funds or other consideration towards the purchase of the Shares reported in this statement.


ITEM 4.  PURPOSE OF TRANSACTION

         Item 1 of the Original Schedule 13D is amended in its entirety as follows:

         The Shares described by this statement were acquired for investment purposes. Other than as set forth herein, the Reporting Persons do not have plans or proposals which relate to or would result in any of the events described by Items 4(a) through 4(j) of Schedule 13D other than the following:

         (i)   The Credit Agreement provides that the aggregate

CUSIP Number: 69329P103                                            Page 11 of 28



               outstanding principal of the loans shall be repaid in full, together with any accrued interest as of the date of repayment, not later than the Maturity Date. On the Maturity Date and subject to certain conditions, Miravant may, at its option, repay all or a portion of the aggregate principal of the loans, together with any accrued interest as of the Maturity Date, in Shares. The number of Shares issued to P&U Treasury Services or one of its affiliates will vary depending on the market price of the Shares preceding the time of repayment and the principal amount of borrowings repaid.

          (ii) The Credit Agreement provides that Miravant will issue to P&U Treasury Services or one of its affiliates, in respect of each $62.50 in principal amount of loans extended under the Credit Agreement, one warrant to purchase Common Stock of Miravant having the terms set forth in the Warrant Agreement. If Miravant borrows the full $22,500,000 available under the Credit Agreement, P&U Treasury Services or one of its affiliates will acquire 360,000 Warrants. The exercise price of each warrant will be equal to 140% of the average of the closing prices of the Common Stock for the ten trading days immediately preceding the borrowing request for the related loan. Each Warrant expires on the fifth anniversary of the business day on which P&U Treasury received that warrant.

                    On July 9, 1999, pursuant to the terms of the Credit
               Agreement, Miravant borrowed $7,500,000 from P&U Treasury, which was paid to Miravant by P&U Treasury with funds from its working capital. Pursuant to the terms of the Credit Agreement, Miravant issued to P&U Treasury a warrant for 120,000 Shares at an exercise price of $11.87 per Share and expiring June 9, 2004, which represented a price equal to 140% of the average closing bid prices of the Common Stock for the ten trading days immediately preceding May 10, 1999. The form of warrant certificate issued to P&U Treasury is attached to the Warrant Agreement as Exhibit A.

                    On December 13, 1999, pursuant to the terms of the Credit
               Agreement, Miravant borrowed $7,500,000 from P&U Treasury, which was paid to Miravant by P&U Treasury with funds from its working capital. Pursuant to the terms of the Credit Agreement, Miravant issued to P&U

CUSIP Number: 69329P103                                            Page 12 of 28



               Treasury a warrant for 120,000 Shares at an exercise price of $14.8313 per Share and expiring December 13, 2004, which represented a price equal to 140% of the average closing bid prices of the Common Stock for the ten trading days immediately preceding November 12, 1999. The form of warrant certificate issued to P&U Treasury is attached to the Warrant Agreement as Exhibit A.

          (iii)The Equity Investment Agreement provides that, unless specifically requested in advance by Miravant's Board of Directors, neither P&U Inc. nor any of its affiliates will, and P&U Inc. and its affiliates will not assist or encourage others to, directly or indirectly, acquire or agree, offer, seek or propose to acquire ownership of any securities issued by Miravant or enter into any discussions, negotiations, arrangements or understandings with any person with respect to any of the foregoing until the sooner to occur of July 1, 2000 or the occurrence of certain other events. See Item 6.

          (iv) The Registration Rights Agreement provides that (a) the holders of Shares received by the Reporting Persons pursuant to the Equity Investment Agreement or the Warrant Agreement have the right to demand that Miravant file registration statements with respect to such Shares held by such holders and (b) P&U Inc. and its subsidiaries have certain rights to participate in other registered offerings of Shares. See Item 6.

                    On July 29, 1999, in satisfaction of its obligations under the Registration Rights Agreement, Miravant registered all Shares acquired or to be acquired by P&U pursuant to the Equity Investment Agreement and the Warrant Agreement.

          (v) The Warrant Agreement provides that (a) Miravant is entitled to purchase any Warrant issued pursuant to the Credit Agreement and Warrant Agreement should the average closing price for the Shares over any consecutive 30 trading days exceed the exercise price for such Warrant, and (b) at such time as a Reporting Person seeks to exercise a Warrant, Miravant has the right, in its sole discretion, to pay a certain cash

CUSIP Number: 69329P103                                            Page 13 of 28



               amount in lieu of delivering the Shares issuable in respect thereof. See Item 6.

          (vi) See Item 6 for a discussion of the anti-dilution provisions of Shares issuable upon exercise of the Warrants that may result in the acquisition of additional Shares by the Reporting Persons.

         The foregoing discussion is qualified in its entirety by reference to the Stock Purchase Agreement, the 1994 Stock Purchase Agreement, the PDT Warrant, the Equity Investment Agreement, the Warrant Agreement, the Registration Rights Agreement and the Credit Agreement, which were either filed as exhibits or incorporated by reference as exhibits to the Original Schedule 13D, each of which is incorporated by reference in their entirety into this Item 4.

         Each Reporting Person expects to evaluate on an ongoing basis Miravant's financial condition, business operations and prospects, market price of the Shares, conditions in securities markets generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time acquire additional Shares or securities convertible or exchangeable for Shares; may dispose of Shares; and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in such Shares. Any such transactions may be effected at any time and from time to time subject to any applicable limitations of the Securities Act and the contractual restrictions described in
Item 6. To the knowledge of each Reporting Person, each of the persons listed on Schedules I, II, III and IV may make the same evaluation and reserve the same rights.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 of the Original Schedule 13D is amended in its entirety as follows:

         (a) The percentage interest held by each Reporting Person presented below is based on the number of Shares reported to be outstanding as of October 31, 1999 in Miravant's Quarterly Report on Form 10-Q, for the Quarter ended September 30, 1999,

CUSIP Number: 69329P103                                            Page 14 of 28



filed November 12, 1999, as adjusted to give effect to the issuance of the Shares issued pursuant to the warrants issued to P&U Treasury in connection with the loans made to Miravant on June 9, 1999 and December 13, 1999 (the "Outstanding Shares").

         P&U Co., as successor to Pharmacia, Inc., beneficially owns 125,001 Shares, representing approximately 0.7% of the Outstanding Shares.

         P&U S.p.A. beneficially owns 1,736,533 Shares, representing approximately 9.5% of the Outstanding Shares.

         P&U Treasury beneficially owns 240,000 Shares, representing approximately 1.3% of the Outstanding Shares.

         P&U AB may be deemed to beneficially own 1,976,533 Shares, representing approximately 10.8% of the Outstanding Shares.

         P&U BV may be deemed to beneficially own 1,976,533 Shares, representing approximately 10.8% of the Outstanding Shares.

         P&U Inc. may be deemed to beneficially own 2,101,534 Shares, representing approximately 11.4% of the Outstanding Shares.

         None of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the persons listed in Schedules I, II, III and IV beneficially owns any Shares other than as set forth herein.

         (b) Each Reporting Person has the power to vote or direct the vote and dispose or direct the disposition of the Shares beneficially owned by such Reporting Persons as indicated in pages 2 through 7 above.

         (c) Except as described herein, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the persons listed on Schedule I, II, III or IV, has been party to any transaction in Shares during the past sixty days.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from or proceeds from the sale of Shares.

CUSIP Number: 69329P103                                            Page 15 of 28



         (e) Not Applicable.

         The foregoing discussion is qualified in its entirety by reference to the Stock Purchase Agreement, the 1994 Stock Purchase Agreement, the PDT Warrant, the Equity Investment Agreement, the Registration Rights Agreement, the Warrant Agreement and the Credit Agreement each of which is incorporated herein by reference.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

         Paragraph (e) of Item 6 of the Original Schedule 13D is amended in its entirety as follows:

     (e) The Credit Agreement, under which, subject to the terms and conditions of such Credit Agreement, P&U Treasury Services agreed to lend to Miravant, for general corporate purposes, an aggregate amount not to exceed $22,500,000, in the form of up to six term loans, with not more than one such term loan to be made in each of the six calendar quarters between January 1, 1999 and June 30, 2000. Miravant will issue to P&U Treasury Services or one of its affiliates, in respect of each $62.50 in principal amount of loans extended under the Credit Agreement, one warrant to purchase Common Stock of Miravant having the terms set forth in the Warrant Agreement. If Miravant borrows the full $22,500,000 available under the Credit Agreement, P&U Treasury Services or one of its affiliates will acquire 360,000 Warrants. The exercise price of each warrant will be equal to 140% of the average of the closing prices of the Common Stock for the ten trading days immediately preceding the borrowing request for the related loan. Each Warrant expires on the fifth anniversary of the business day on which P&U Treasury received that warrant. Moreover, pursuant to the Credit Agreement and subject to certain conditions, on the Maturity Date, Miravant may, at its option, repay any amounts borrowed under the Credit Agreement with a number of Shares that will vary depending on the market price of the Shares at the time of repayment and the principal amount of borrowings repaid.

CUSIP Number: 69329P103                                            Page 16 of 28



              On July 9, 1999, pursuant to the terms of the Credit Agreement, Miravant borrowed $7,500,000 from P&U Treasury, which was paid to Miravant by P&U Treasury with funds from its working capital. Pursuant to the terms of the Credit Agreement, Miravant issued to P&U Treasury a warrant for 120,000 Shares at an exercise price of $11.87 per Share and expiring June 9, 2004, which represented a price equal to 140% of the average closing bid prices of the Common Stock for the ten trading days immediately preceding May 10, 1999. The form of warrant certificate issued to P&U Treasury is attached to the Warrant Agreement as Exhibit A.

              On December 13, 1999, pursuant to the terms of the Credit Agreement, Miravant borrowed $7,500,000 from P&U Treasury, which was paid to Miravant by P&U Treasury with funds from its working capital. Pursuant to the terms of the Credit Agreement, Miravant issued to P&U Treasury a warrant for 120,000 Shares at an exercise price of $14.8313 per Share and expiring December 13, 2004, which represented a price equal to 140% of the average closing bid prices of the Common Stock for the ten trading days immediately preceding November 12, 1999. The form of warrant certificate issued to P&U Treasury is attached to the Warrant Agreement as Exhibit A.

         Paragraph (f) of Item 6 of the Original Schedule 13D is amended in its entirety as follows:

     (f) On July 29, 1999, in fulfillment of its contractual obligations to P&U under the Registration Rights Agreement, Miravant registered all Shares acquired or to be acquired by P&U pursuant to the Equity Investment Agreement and the Warrant Agreement. The Registration Rights Agreement provides that Miravant will indemnify the selling holders for certain liabilities, including liabilities arising under the Securities Act of 1933 and that all costs and expenses (other than underwriters' discounts and commissions and the fees and expenses of counsel to the selling holders as state securities officials may require that the holders of Securities pay) incurred in connection with the registration of the Shares pursuant to the Registration Rights Agreement shall be paid by Miravant (including, without limitation, all registration and filing fees,

CUSIP Number: 69329P103                                            Page 17 of 28



         printing expenses, costs of special audits incident to or required by any such registration, fees and disbursements of counsel for Miravant and up to $20,000 of fees and disbursements of one special counsel acting for the holders of Shares being included in any registration).

CUSIP Number: 69329P103                                            Page 18 of 28



                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  December 15, 1999

                                              PHARMACIA & UPJOHN TREASURY
                                              SERVICES AB


                                              By: /s/ Sofi Eriksson
                                                 -------------------------------
                                                 Name:  Sofi Eriksson
                                                 Title: Director


                                              PHARMACIA & UPJOHN COMPANY


                                              By: /s/ Don  W. Schmitz
                                                 -------------------------------
                                                 Name:  Don  W. Schmitz
                                                 Title: Secretary


                                              PHARMACIA & UPJOHN S.p.A.


                                              By: /s/ Francesco Granata
                                                 -------------------------------
                                                 Name:  Francesco Granata
                                                 Title: Managing Director


                                              PHARMACIA & UPJOHN AB


                                              By: /s/ Hakan Astrom
                                                 -------------------------------
                                                 Name:  Hakan Astrom
                                                 Title: Managing Director

CUSIP Number: 69329P103                                            Page 19 of 28



                                              PHARMACIA & UPJOHN HOLDINGS B.V.


                                              By: /s/ Wim Kuiper
                                                 -------------------------------
                                                 Name:  Wim Kuiper
                                                 Title: Director


                                              PHARMACIA & UPJOHN, INC.


                                              By: /s/ Don  W. Schmitz
                                                 -------------------------------
                                                 Name:  Don  W. Schmitz
                                                 Title: Secretary

CUSIP Number: 69329P103                                            Page 20 of 28



                                   SCHEDULE I

         Name, Business Address, Principal Occupation or Employment and Citizenship of all Directors and Executive Officers of Pharmacia & Upjohn
S.p.A.:


Board of Directors:
-------------------

Maurizio Premoli
Director
Pharmacia & Upjohn S.p.A.
via Robert Koch 1.2
20152 Milan, Italy
Citizenship:  Italy

Emanuele Barie
Director & Secretary
Pharmacia & Upjohn S.p.A.
via Robert Koch 1.2
20152 Milan, Italy
Citizenship:  Italy

Francesco Granata
Managing Director
Pharmacia & Upjohn S.p.A.
via Robert Koch 1.2
20152 Milan, Italy
Citizenship: Italy

CUSIP Number: 69329P103                                            Page 21 of 28



Executive Officers:
-------------------

Francesco Granata
Managing Director
Pharmacia & Upjohn S.p.A.
via Robert Koch 1.2
20152 Milan, Italy
Citizenship: Italy

CUSIP Number: 69329P103                                            Page 22 of 28



                                   SCHEDULE II

         Name, Business Address, Principal Occupation or Employment and Citizenship of all Directors and Executive Officers of Pharmacia & Upjohn
Company:


Board of Directors:
-------------------

Fred Hassan
President and CEO
Pharmacia & Upjohn, Inc.
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

Christopher J. Coughlin
Executive Vice President and Chief Financial Officer
Pharmacia & Upjohn, Inc.
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

Richard T. Collier
Senior Vice President and General Counsel
Pharmacia & Upjohn, Inc.
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States


Executive Officers:
-------------------

Fred Hassan
President and CEO
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

Goran A. Ando, M.D.
Executive Vice President
100 Route 206 North
Peapack, NJ  07977
Citizenship: Sweden

CUSIP Number: 69329P103                                            Page 23 of 28



Christopher J. Coughlin
Executive Vice President and Chief Financial Officer
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

Timothy G. Rothwell
Executive Vice President
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

Hakan Astrom
Senior Vice President
100 Route 206 North
Peapack, NJ  07977
Citizenship:  Sweden

Richard T. Collier
Senior Vice President and Assistant Secretary
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

Carrie Smith Cox
Senior Vice President
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

Mats Pettersson
Senior Vice President
100 Route 206 North
Peapack, NJ  07977
Citizenship:  Sweden

CUSIP Number: 69329P103                                            Page 24 of 28



                                  SCHEDULE III

         Name, Business Address, Principal Occupation or Employment and Citizenship of all Directors and Executive Officers of Pharmacia & Upjohn, Inc.:


Board of Directors:
-------------------

J. Soren Gyll - Chairman
Chairman of the Board of Directors, Pharmacia & Upjohn, Inc.
AB Volvo
Kungstradgarden
S-103 95 Stockholm, Sweden
Citizenship:  Sweden

Frank C. Carlucci
Chairman, The Carlyle Group
Suite 220S
1001 Pennsylvania Avenue, N.W.
Washington, DC  20004-2505
Citizenship:  United States

Gustaf Douglas
Chairman, Investment AB Latour
Biblioteksgatan 12
S-103 88 Stockholm, Sweden
Citizenship: Sweden

M. Kathryn Eickhoff
President, Eickhoff Economics
Suite 400
510 LaGuardia Place
New York, NY  10012
Citizenship:  United States

Fred Hassan
President and CEO, Pharmacia & Upjohn, Inc.
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

R.L. Berthold Lindqvist
Former President & CEO, Gambro AB
Gamlegardsvagen 50
S-216 20 Malmo, Sweden
Citizenship: Sweden

CUSIP Number: 69329P103                                            Page 25 of 28



Olof Lund
Chairman, Enator AB
Lojtnantsgatan 21
S-115 93 Stockholm, Sweden
Citizenship:  Sweden

C. Steven McMillan
President and COO, Sara Lee Corporation
Suite 4600
Three First National Plaza
70 W. Madison
Chicago, IL  60602
Citizenship: United States

William U. Parfet
Co-Chairman, MPI Research
54943 N. Main Street
Mattawan, MI  49071
Citizenship:  United States

Ulla B. Reinius
President, Finansfakta R. AB
Sibyllegatam 5
S-114 51 Stockholm, Sweden
Citizenship:  Sweden

Bengt I. Samuelsson
Professor, Karolinska Institutet
Department of MBB, Div. Chemistry II
Karolinska Institutet, Solna
S-171 77 Stockholm, Sweden
Citizenship: Sweden

Morton L. Topfer
Vice Chairman, Dell Computer Corporation
One Dell Way
Round Rock, TX  78682-2222
Citizenship: United States

CUSIP Number: 69329P103                                            Page 26 of 28



Executive Officers:
-------------------

Fred Hassan
President and CEO
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

Goran A. Ando, M.D.
Executive Vice President and
President, Research and Development
100 Route 206 North
Peapack, NJ  07977
Citizenship: Sweden

Christopher J. Coughlin
Executive Vice President and Chief Financial Officer
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

Timothy G. Rothwell
Executive Vice President and President,
Global Pharmaceutical Operations
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

Hakan Astrom
Senior Vice President,
Corporate Strategy and
Investor Relations
100 Route 206 North
Peapack, NJ  07977
Citizenship:  Sweden

Richard T. Collier
Senior Vice President and General Counsel
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

Carrie Smith Cox
Senior Vice President and
Head, Global Business Management
100 Route 206 North
Peapack, NJ  07977
Citizenship:  United States

CUSIP Number: 69329P103                                            Page 27 of 28



Mats Pettersson
Senior Vice President
100 Route 206 North
Peapack, NJ  07977
Citizenship:  Sweden

CUSIP Number: 69329P103                                            Page 28 of 28


                                   SCHEDULE IV

         Name, Business Address, Principal Occupation or Employment and Citizenship of all Directors and Executive Officers of Pharmacia & Upjohn Treasury Services AB:


Board of Directors:
-------------------

Per Aberg
Pharmacia & Upjohn AB
S-171 97 Stockholm, Sweden
Citizenship: Sweden

Sofi Eriksson
Pharmacia & Upjohn AB
S-171 97 Stockholm, Sweden
Citizenship: Sweden


Executive Officers:
-------------------

None.